RENEW ENERGY GLOBAL PLC

c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB, United Kingdom

October 25, 2022

VIA EDGAR

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Kevin Dougherty

RE:	ReNew Energy Global plc (the “Company”) Post-Effective Amendment No. 2 to Form F-1 on F-3 Filed October 13, 2022 Registration No. 333-259706

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ReNew Energy Global plc (the “Company”) hereby respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Eastern time, on October 26, 2022 or as soon thereafter as practicable.

Please contact Anand Saha of McDermott Will & Emery LLP at (212) 547-5624 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours, ReNew Energy Global plc

By:	/s/ Kedar Upadhye
	Name:	Kedar Upadhye
	Title:	Chief Financial Officer